UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 001-07982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAVEN INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
Raven Industries, Inc.
205 East 6th Street, P.O. Box 5107
Sioux Falls, SD 57117-5107

RAVEN INDUSTRIES, INC. 401(k) PLAN
INDEX

The Raven Industries, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA); therefore, the Plan's financial statements and supplemental schedules included in this Annual Report on Form 11-K for the years ended December 31, 2016 and December 31, 2015 have been prepared in accordance with the financial reporting requirements of ERISA.

DESCRIPTION	PAGE
Report of Independent Registered Public Accounting Firm for the year ended December 31, 2016	3
Report of Independent Registered Public Accounting Firm for the year ended December 31, 2015	4

Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

Exhibits
Exhibit 23 - Consent of Independent Registered Public Accounting Firm for the year ended December 31, 2016	15
Exhibit 23 - Consent of Independent Registered Public Accounting Firm for the year ended December 31, 2015	15

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

Report of Independent Registered Public Accounting Firm

The supplemental schedule of assets (held at end of year) (supplemental information) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 20, 2017

A member of Nexia International

Report of Independent Registered Public Accounting Firm

To the Participants and 401(k) Investment Committee of
Raven Industries, Inc. 401(k) Plan
Sioux Falls, South Dakota

We have audited the accompanying statement of net assets available for benefits of Raven Industries, Inc. 401(k) Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Raven Industries, Inc. 401(k) Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eide Bailly LLP
Mankato, Minnesota
June 20, 2016

RAVEN INDUSTRIES, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
ASSETS
Investments, at fair value	$43,607,788	$40,708,438

Notes receivable from participants, net	1,262,754	1,534,860

Contributions receivable
Participant contributions	—	11
Employer contributions	24,676	31,990
Total contributions receivable	24,676	32,001

Cash	3	824
Total assets	44,895,221	42,276,123

Liabilities
Accrued Liabilities	8,880	—
Total liabilities	8,880	—

NET ASSETS AVAILABLE FOR BENEFITS	$44,886,341	$42,276,123

The accompanying notes are an integral part of the financial statements.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2016	2015
ADDITIONS
Investment income
Interest and dividends	$1,191,997	$2,613,796
Net appreciation (depreciation) in fair value of investments	2,737,122	(2,554,816)
	3,929,119	58,980

Interest income on notes receivable from participants	59,511	66,493

Contributions
Participant contributions	2,431,419	2,632,271
Employer contributions	1,476,543	1,634,278
Rollover deposits	79,185	20,467
	3,987,147	4,287,016

Other income	37,467	4,520

DEDUCTIONS
Benefits paid to participants	5,395,926	9,531,103
Administrative fees	7,100	11,400
	5,403,026	9,542,503

Net increase (decrease) increase in net assets available for benefits	2,610,218	(5,125,494)

Transfer in from the Integra Plastics, Inc. 401(k) Profit Sharing Plan	—	1,934,026

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	42,276,123	45,467,591
End of year	$44,886,341	$42,276,123

The accompanying notes are an integral part of the financial statements.

RAVEN INDUSTRIES, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

1.	Plan Description

The following description of the Raven Industries, Inc. 401(k) Plan (the Plan) provides only general information. Reference should be made to the Plan agreement and amendments for a more complete description of the provisions of the Plan.

General
The Plan is a contributory defined contribution 401(k) savings plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers substantially all employees of Raven Industries, Inc. (Raven or the Plan Sponsor) and subsidiaries (collectively referred to as the Company) except for Vista Research, Inc., a wholly owned subsidiary purchased in January 2012, which administers its own company 401(k) plan. Union members, leased employees, and foreign citizens working outside the United States of America are not eligible to participate in the Plan.

The trustee of the Plan is Bank of America Merrill Lynch (Plan Trustee).

Eligibility and Vesting
Employees are eligible to participate in the Plan beginning the first quarterly enrollment date (first day of each calendar quarter) proceeding the date in which they meet the eligibility requirements (attaining age 18 and completing ¼ year of service). Participants are 100% vested at all times in their individual contributions, Company contributions (including Profit Sharing Contributions, if any), and earnings thereon.

Participant Contributions
Employees who do not elect otherwise are automatically enrolled in the Plan upon becoming eligible with pre-tax contributions set at 3% of eligible compensation. Employees may elect to make contributions of up to 50% of eligible compensation. The aggregate of all such deferrals is subject to the maximum permitted by law.

Employees eligible to make elective deferral contributions and have or will attain age 50 by the end of the calendar year are allowed to defer an excess of the otherwise applicable Plan and tax law limits on elective deferral contributions (catch-up contributions). Catch-up contributions are further limited by tax law applicable to the Plan Year. Such elective deferrals may be either pre-tax or after-tax (Roth) contributions.

Employer Contributions
The Company makes matching Safe Harbor contributions of 100% of elective deferrals up to the first 3% of compensation plus 50% of elective deferrals that exceed 3% of compensation but do not exceed 5% of compensation.

The Company may make an annual discretionary contribution known as a Profit Sharing Contribution. Any participant who is credited with 1,000 hours of service during the Plan Year and is employed on the last day of the Plan Year is eligible to receive an allocation of any Profit Sharing Contribution that is made. Each eligible participant is his or her own allocation group based on a classification of participants defined by the Plan. The Company did not elect to make a discretionary Profit Sharing Contribution for the 2016 and 2015 Plan Year.

Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contributions, rollover deposits, the Company’s contributions and an allocation of the Plan earnings and expenses, and Company discretionary contributions, if any. Company contributions are invested in the same investment funds, in the same percentage, as elected by the participant.

Investment Options
Participants are allowed to change their allocation percentages and their investment elections daily among the various investment fund options offered by the Plan. Raven common stock is an investment option under the Plan and is purchased in the open market by the Plan Trustee. Participant investment elections, including allocation percentages, may not exceed 20% in Raven common stock.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan amount during the prior 12 months or 50% of their account balance at the time of loan origination. Loan fees are charged separately to the accounts of individuals who choose to exercise the Plan’s loan feature. The loans are secured by the balance in the participant’s account and bear interest at rates approximating the prime interest rate plus 1% at the time of loan origination. Principal and interest is paid ratably through automatic payroll deduction. Each participant may have no more than two outstanding loans at any time. Loans outstanding as of both December 31, 2016 and 2015 were at interest rates ranging from 4.25% to 5.75% and were payable through 2030.

Benefits
Participants may receive distributions from their vested accounts under the Plan upon termination of employment (account balances of $5,000 or less are automatically distributed or rolled into a Merrill Lynch Individual Retirement rollover account or Roth rollover account) or attainment of normal retirement age (age 55 with 5 years of service whichever is later).

In-service distributions are permitted upon reaching age 59 ½. Any participant who was a participant in the Plan on September 14, 2007, attained the age of 55 and 5 years of service may make an in-service withdrawal upon age 55 and with 5 years of service. Distributions prior to age 59 ½ are subject to a tax penalty. A participant who is continuing employment with the Company after attaining age 70 ½ must take at least the minimum required distribution as defined by the Plan document.

Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distributions of account balances will be made in accordance with Plan documents.

Death Benefits
The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested balance.

Administrative and Investment Fees
The cost of administrative services such as Plan record keeping, trustee services, and electronic access to Plan information are included in the investment management fees that are reflected as a reduction of investment returns. A Service Agreement (the Agreement) entered into by the Plan Sponsor and the Plan Trustee allows the Plan Sponsor to be reimbursed (revenue sharing) by the Plan Trustee for qualified reimbursable Plan expenses paid by the Plan Sponsor. If the revenue sharing funds specified by the Agreement exceeds the Plans Sponsor’s qualified reimbursable Plan expenses, the Plan Sponsor may allocate the excess to the Plan participants. Revenue sharing funds in excess of qualified reimbursable Plan expenses is reported as Other Income in the Statement of Changes in Net Assets Available for Benefits.

2. Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make certain estimates and assumptions that affect the reported amounts of assets available for Plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold and investments held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income on notes receivable is recorded when it is earned. The allowance for credit losses was $19,284 at both December 31, 2016 and December 31, 2015.

Benefits Paid to Participants
Benefits are recorded in the Statements of Changes in Net Assets Available for Benefits when paid.

Subsequent Events
The Plan has evaluated subsequent events through June 20, 2017, the date the financial statements were issued and has disclosed the appropriate events in Note 8 Subsequent Events of this Form 11-K.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07 "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)," (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Topic 820. In addition, certain disclosures for investments eligible to be measured at fair value using the net asset value per share practical expedient are limited to investments for which the Plan has elected to measure the fair value using that net asset value practical expedient. The Plan adopted this guidance when it became effective, for reporting periods beginning after December 15, 2015, on a retrospective basis. The net asset value per share for certain investments held by the Plan in stable value common or collective trusts is determined daily. The Plan concluded that fair value of these investments was readily determinable under the guidance in Topic 820 and the practical expedient did not apply. As such, the Plan continued to categorize these stable value common collective investments within the fair value hierarchy as level 2 and this guidance did not impact the fair value hierarchy disclosures in Note 4 Investments and Fair Value Measurements for the periods ended December 31, 2016 and 2015.

3. Risks and Uncertainties

The Plan provides for various investment options in a combination of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

4. Investments and Fair Value Measurements

Accounting guidance establishes a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy distinguishes between fair valuation assumptions based on observable and unobservable inputs and consists of three levels:

Level 1	Quoted market prices in active markets that the Plan has the ability to access for identical assets or liabilities.
Level 2	Inputs to the valuation methodology include -
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability; or
Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
Level 3	Unobservable inputs which reflect estimates and assumptions that a market participant would use.

The following is a description of valuation methods used for assets recorded at fair value at December 31, 2016 and 2015:

•	Money market funds - Valued at the net asset value (NAV) based on the daily closing price as reported by the fund. Money market funds are classified within Level 1 of the fair value hierarchy.

•
Mutual funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their NAV daily and to transact at that price. Mutual funds are classified within Level 1 of the fair value hierarchy.

•
Common collective trusts - The investments include a capital preservation trust and an S&P 500 index trust. The Plan’s interests in these trusts are valued based on the NAV of the observable market prices of the underlying investments held by the fund less its liabilities. The NAV for the underlying assets of the trusts is a readily determinable measure of their fair value and is the basis used by the trusts for reporting all current transactions. Fair values for the underlying assets of the trusts were based on either quoted prices in active markets or observable inputs or quotations from inactive markets. The Plan's investments in these trusts are classified within Level 2 of the fair value hierarchy.

•
Common stocks - The investment relates to self-directed brokerage accounts held by participants and Raven common stock purchased in the open market. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require transfer of financial instruments from one fair value level to another. For the years ended December 31, 2016 and December 31, 2015 there were no transfers in or out of Levels 1, 2, or 3.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015:

	2016
	Level 1	Level 2	Level 3	Total
Money market fund	$36,678,357	$—	$—	$36,678,357
Mutual funds	2,825,794	—	—	2,825,794
Common collective trusts	—	3,358,014	—	3,358,014
Common stock	696,098	—	—	696,098
Participant self- directed brokerage account	49,525	—	—	49,525

Total investments at fair value	$40,249,774	$3,358,014	$—	$43,607,788

	2015
	Level 1	Level 2	Level 3	Total
Money market fund	$539,499	$—	$—	$539,499
Mutual funds	33,209,329	—	—	33,209,329
Common collective trusts	—	6,661,512	—	6,661,512
Common stock	262,468	—	—	262,468
Participant self- directed brokerage account	35,630	—	—	35,630

Total investments at fair value	$34,046,926	$6,661,512	$—	$40,708,438

The Plan’s investment gains and losses realized (bought and sold) and unrealized (held during the year) are reported in the Statement of Changes in Net Assets Available for Benefits as "Net appreciation (depreciation) in fair value of investments".

5. Tax Status

The Company has adopted a prototype plan sponsored by Bank of America Merrill Lynch. The prototype plan received an opinion letter dated March 31, 2014 in which the Internal Revenue Service (IRS) stated that the prototype plan was in compliance with the applicable requirements of the Internal Revenue Code (the Code). In addition, the opinion letter stated that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan administrator believes that the Plan continues to be designed and operated in all material respects in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in process.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of funds managed by Bank of America Merrill Lynch, the Plan Trustee. These transactions qualify as exempt party-in-interest transactions. Some fees paid by the Plan for recordkeeping, trustee, and investment management were included as a reduction of the return earned on investments. Fees paid directly by the Plan for investment management and recordkeeping services were $7,100 and $11,400 for the years ended December 31, 2016 and 2015, respectively.

Plan investments also include shares of Raven common stock. The Plan held participant-directed investments in Raven common stock as of December 31, 2016 and December 31, 2015 with fair values of $696,098 and $262,468, respectively. During 2016 and 2015, the Plan made open-market purchases of approximately $248,000 and $216,000, respectively, and sales of approximately $80,000 and $59,000, respectively, of Raven common stock. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income of approximately $13,000 and $7,000, respectively, on this common stock.

7. Plan Amendments

Raven acquired all of the issued and outstanding shares of Integra Plastics, Inc. (Integra) in a transaction that closed on November 3, 2014 and Integra was merged into Raven. At the time of its acquisition, Integra sponsored a profit sharing and savings plan, the Integra Plastics, Inc. 401(k) Profit Sharing Plan (the Integra Plan), for its employees. Pursuant to a Plan Merger Agreement entered into in December 2014, the participants in the Integra Plan ceased to be participants of the Integra Plan and became eligible participants in the Plan effective on January 1, 2015. Subsequent to the merger of the Integra Plan into the Plan, the trustee of the Integra Plan transferred all assets and accrued benefits to the Plan. Participants in the Integra Plan were given credit for all past years of service with Integra and Raven for eligibility and vesting purposes. All nonvested balances transferred from the Integra Plan to the Plan became 100% vested on the date of transfer. The assets, consisting entirely of investments in mutual funds, were transferred in 2015 from the Integra Plan to the Plan and are reported as "Transfer in from the Integra Plastics, Inc. 401(k) Profit Sharing Plan" in the Statement of Net Assets Available for Benefits at December 31, 2015 in this Form 11-K.

In an amendment executed December 31, 2014 and effective January 1, 2015, the Plan was amended and restated in its entirety by adoption of the Merrill Lynch Prototype Defined Contribution Plan and Trust (nonstandardized) 401(k) Profit Sharing Plan to comply with plan qualification requirements under the Internal Revenue Code.

8.	Subsequent Events

Effective January 1, 2017, the Company entered into a Plan Service Agreement and appointed Fidelity Management Trust (Fidelity) as the trustee for all assets held by the Plan. As such, substantially all of the assets held by the Plan were liquidated on December 30, 2016 and transferred to Fidelity on January 3, 2017. At December 31, 2016, the liquidated assets held were invested in a money market fund and are reported as "Investments at fair value" in the Statements of Net Assets Available for Benefits. Certain assets held by the Plan were not liquidated but were transferred in-kind to Fidelity. Assets transferred in-kind included participant loans, the Company's common stock, self-directed brokerage accounts and assets invested in one mutual fund and one common collective trust which were retained as investment options with Fidelity.

Effective January 1, 2017, the Company also entered into an Adoption Agreement with Fidelity to adopt a Fidelity volume submitter plan, "Volume Submitter Defined Contribution Plan (Profit Sharing/401(k) Plan)". The volume submitter plan received an opinion letter dated March 31, 2014 in which the IRS stated that the volume submitter plan was in compliance with the applicable requirements of the Code. In addition, the opinion letter stated that an employer who adopts this volume submitter plan may rely on the opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan administrator believes that the Plan continues to be designed in all material respects in compliance with the applicable requirements of the Code. Under this volume submitter plan, the age requirement for eligibility was increased to age 21 and the eligibility service requirement was decreased to one month. Employees may elect to make contributions of up to 75% of eligible compensation. The normal retirement age under the plan was reduced to age 55. Participant investment elections, including allocation percentages, may not exceed 10% in Raven common stock. Participants are still 100% vested in all contributions and the Company's matching Safe Harbor contributions were not changed (100% of elective deferrals up to the first 3% of compensation plus 50% of elective deferrals that exceed 3% of compensation but do not exceed 5% of compensation).

In addition, the Company's wholly owned subsidiary Vista Research, Inc. (Vista), purchased by the Company in January 2012, has continued to maintain and sponsor its own profit sharing and savings plan for the Vista employees. The Company and Vista entered into a Plan Merger Agreement in November 2016 to merge the Vista Research, Inc. Defined Contribution Plan (the Vista Plan) and the Company's Plan effective January 1, 2017. Subsequent to the merger of the Vista Plan into the Plan, the trustee of the Plan and the Vista Plan combined all assets and accrued benefits in the Vista Plan with the assets in the Plan. Participants in the Vista Plan were given credit for all past years of service with Vista for eligibility and vesting purposes and all nonvested balances transferred from the Vista Plan to the Plan became 100% vested on the date of transfer.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RAVEN INDUSTRIES, INC. 401(k) Plan

/s/ Janet L. Matthiesen
Janet L. Matthiesen
Vice President of Human Resources, Raven Industries, Inc.
Plan Administrator
Date: June 20, 2017

RAVEN INDUSTRIES, INC. 401(k) PLAN
Schedule Of Assets Held At December 31, 2016
Schedule H, Part IV, Line 4i
Plan 001, EIN: 46-0246171

(a)	(b)	(c)	(d)	(e)
	Identity of issue,
	borrower, lessor, or	Description of Asset including maturity date,	Cost	Current
	similar party	rate of interest, collateral, par or maturity value	**	value
	JPMorgan	Mutual Fund - Mid-Cap Blend		2,825,794
	Federated	Common Collective Trust - Capital Preservation		3,358,014
	BlackRock (BIF)	Money Fund - Money Market		36,678,357
*	Raven Industries, Inc.	Common Stock - Raven Industries, Inc.		696,098
	Stock holdings	Common Stock - Participant self-directed brokerage account		49,525
*	Participant Loans	Participant Loans Receivable (4.25 % to 5.75%, payable 2017 thru 2030)	—	1,262,754
	Total Assets			$44,870,542

*	Denotes party-in-interest or related party
**	Not applicable for participant-directed investments

Exhibits

Exhibit Number	Description
23.1	Consent of independent registered public accounting firm for the year ended December 31, 2016
23.2	Consent of independent registered public accounting firm for the year ended December 31, 2015